Rider — Children’s Term Insurance

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy. “The Policy” or “this Policy” means the Policy to which this Rider is attached.

We agree, subject to the provisions of this supplemental rider, to provide the Children’s Term Insurance Benefit. We also agree to provide all of the other benefits which are stated in this Rider.

This supplemental rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this Rider.

Children’s Term Insurance Benefit — We will pay, upon receipt of due proof of the death of an Insured Child while this Rider is in force, the Children’s Term Insurance Benefit. The amount of the Children’s Term Insurance Benefit for an Insured Child is equal to the Specified Amount for the Children’s Term Insurance Rider as shown on Page 3. The Children’s Term Insurance Benefit payable upon the death of an Insured Child will be paid to the Beneficiary of such benefit in one sum or, if elected, under an income payment option. If part or all of the benefit is paid in one sum, We will pay interest on this sum from the date of death to the date of payment. We will determine the interest rate each year, but it will not be less than the interest rate used in the base Policy per year compounded annually.

There are no cash values or loan values associated with this Rider.

Insured Child — Insured Child means a natural child, a stepchild or a legally adopted child of the Insured who is at least 15 days and not more than 23 years of age and who:

(a) is named in the application for this Rider and who, on the date of the application, is less than 18 years of age; or

(b) is born to the Insured after the date of the application for this Rider; or

(c) after the date of the application for this Rider and prior to attaining the age of 18 years, is legally adopted by the Insured.

Beneficiary — The Beneficiary of each Insured Child under this Rider is the Insured, if living. Otherwise, the Beneficiary is the Insured’s executors or administrators unless otherwise provided.

Right to Convert Term Insurance — On the anniversary of this Policy nearest an Insured Child’s 23rd birthday, the term insurance then in force under this Rider on the life of such Insured Child may be converted, without evidence of insurability, to a new policy. You must make a written request for the conversion. The first premium for the new policy must be paid on or before the date of conversion.

The new policy will be:

(a)	for an amount not exceeding five times the amount of the Children’s Term Insurance Benefit under this Rider;
(b)	on a plan which insures only the life of the Insured Child;
(c)	on the policy form and at the premium rates in use on the date of the conversion; and
(d)	subject to Our rules as to minimum amount, plan of insurance and age at issue which are in effect on the date of conversion.

The Suicide Exclusion and Incontestability provisions for the new policy will run from the Date of Issue of the original Policy or the effective date of that child’s coverage under this Rider, if later.

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The inclusion of any supplemental riders in the new policy will be subject to Our consent and must comply with Our rules.

Death of Insured — If the death of the Insured under this Policy occurs while this Rider is in force, the term insurance on each Insured Child covered by this Rider will continue in force until the anniversary of this Policy nearest the Insured Child’s 23rd birthday. Monthly Deductions for this Rider will be waived until the Insured Child’s coverage terminates as explained in the Termination of Insured Child’s Coverage provision.

Suicide Exclusion — If an Insured Child dies by suicide, while sane or insane, within two years from the Date of Issue of the Policy or the effective date of that child’s coverage under this Rider, if later, the Children’s Term Insurance Benefit with respect to such death will be limited to the cost of such benefit.

If the Insured Child dies by suicide, while sane or insane, within two years from the effective date of any reinstatement, the Children’s Term Insurance Benefit will be limited to the cost of such benefit.

Incontestability — An Insured Child’s coverage under this Rider will be incontestable after it has been in force during the life of such Insured Child for two years from the Date of Issue of the Policy or the effective date of such coverage, if later, except for fraud in the procurement of the Rider, when permitted by applicable law.

This Rider will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of an Insured Child for two years from the effective date of the reinstatement, except for fraud in the procurement of the reinstatement, when permitted by applicable law.

Monthly Deduction — While this rider is in force, the Monthly Deduction under this Policy will include the Monthly Deduction for this rider. The Monthly Deduction for this rider is a monthly expense charge. The guaranteed monthly expense charge, as shown on Page 3, is for each $1,000 of the Specified Amount for the Children’s Term Insurance Rider. We may use current charges that are lower than the guaranteed charges.

Termination of Insured Child’s Coverage — The coverage of an Insured Child under this Rider will terminate:

(a)	on the anniversary of this Policy which is nearest to the Insured Child’s 23rd birthday; or
(b)	upon termination of this Rider.

Termination of Rider — This Rider will terminate upon:

(a)	lapse, surrender, or maturity of the Policy;
(b)	the Monthly Anniversary that coincides with or next follows the receipt at the Home Office of Your written request to terminate this Rider; or
(c)	the earlier of the date of death of the Insured’s last surviving child or the anniversary of this Policy which is nearest to the Insured’s last surviving Child’s 23rd birthday.

Reinstatement — This Rider may be reinstated within five years after lapse under the same terms as described in the Policy.

Effective Date — The effective date of this Rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

The Penn Insurance and Annuity Company

Chairman and Chief Executive Officer

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